EXHIBIT 99.3

Ruanyun Edai Technology Secures $1.73 Million Strategic Financing to Accelerate Global Expansion and Transition of Its New Identity Formind Group

Financing priced at $1.00 per unit; Company highlights improving revenue trajectory and deployment of capital into MENA expansion and AI education initiatives

NANCHANG, China, April 08, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun Edai Technology,” “RYET,” or the “Company”), an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems, today announced that it has closed $1.73 million in strategic financing, led by AC Sunshine Securities LLC, from certain sophisticated investors.

The financing transaction was completed at a purchase price of $1.00 per unit, with each unit consisting of one ordinary share and 5% additional pre-funded warrants, reflecting continued investor support for the Company’s evolving global strategy and recent operational progress.

Capital to Support Global Expansion Strategy

The Company intends to deploy the proceeds of the financing to accelerate its international growth initiatives, including:

•	expansion of its recently established Saudi Arabia Regional Headquarters (RHQ) and broader Middle East and North Africa (“MENA”) operations;

•	deployment and commercialization of AI-powered education platforms, including intelligent tutoring, automated assessment and Smart Exam solutions;

•	advancement of strategic partnerships, investments and selective M&A opportunities aligned with global expansion; and

•	continued execution of its planned transition toward the new identity Formind Group.

The Company believes the financing enhances its financial flexibility and positions it to execute more effectively on near-term commercial opportunities and long-term strategic objectives.

Reinforcing Revenue Trajectory and Business Momentum

The financing follows the Company’s recent operational developments, including the establishment of its Saudi RHQ and continued progress in expanding its international footprint.

As previously disclosed, the Company currently expects growth from unaudited full-year fiscal 2026 revenue, compared to fiscal 2025, with a meaningful portion of activity weighted toward the second half of the fiscal year due to delivery milestones and revenue recognition.

Management believes this full-year growth trajectory reflects improving business momentum and provides a more representative view of the Company’s operating scale than interim results.

Positioned for Global Diversification

The Company continues to advance its broader strategic transformation toward a more globally diversified education and technology platform under its planned Formind Group identity.

As part of this strategy, the Company is targeting that approximately 60% of its revenue will be derived from global markets by the end of 2027, supported by international expansion, strategic investments and cross-border growth initiatives, while building an increasingly diversified global asset base over time.

Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology, commented:

“We are pleased to close this financing with AC Sunshine Securities, which we believe reflects continued investor support for our strategy and long-term vision.”

“This capital allows us to accelerate execution of our global initiatives, particularly in the Middle East following the establishment of our Saudi RHQ, and supports our broader transition toward Formind Group as a more internationally focused platform.”

“More importantly, we believe our business is entering a phase of improving momentum, with operational activities increasingly weighted toward the second half of fiscal 2026 and beyond. This financing strengthens our ability to convert that momentum into execution and growth.”

The securities described above were offered in a private placement pursuant to exemptions from registration under the Securities Act of 1933, as amended, including Section 4(a)(2) and/or applicable provisions of Rule 506(b) of Regulation D promulgated thereunder, and were not offered by way of a public offering.

The securities have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption. The Company has agreed to provide customary registration rights and expects to file a registration statement covering the resale of the securities within a specified period, subject to customary conditions.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities referred to in this press release, nor will there be any sale of any such securities in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. (NASDAQ: RYET) is an AI-driven technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company is committed to delivering scalable, efficient and intelligent technology solutions globally. Subject to shareholder approval and completion of applicable processes, the Company plans to transition to the Formind Group name as part of its broader global strategy. For more information, please visit: ruanyun.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the completion and expected benefits of the financing, the Company’s use of proceeds, its international expansion strategy, the anticipated impact of its Saudi RHQ, its planned transition toward the Formind Group identity, expected revenue trends and timing, and future growth opportunities. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially, including risks relating to execution of the Company’s strategy, commercialization of products and services, ability to expand internationally, completion and integration of investments or acquisitions, revenue recognition timing, regulatory developments, capital availability and general economic and geopolitical conditions. There can be no assurance that the Company will achieve its strategic objectives or expected revenue trajectory. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update such statements except as required by law.

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